The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

March 15, 2019

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re: The Royce Fund (the “Trust”)

File No. 811-03599

Dear Ms. Dubey:

Pursuant to our telephonic conversation on March 14, 2019, please accept this letter as an amendment to the Trust’s Registration Statement on Form N-14 (File No. 333-230063) (SEC Accession No. 0000949377-19-000045) filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2019 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Trust requests that the Commission Staff contact the undersigned at (212) 508-4578 or at jdenneen@roycefunds.com with any related questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen Secretary